PART II

OFFERING MEMORANDUM DATED FEBRUARY 1, 2023



3960 Howard Hughes Parkway
5th Floor PMB 6041
Las Vegas, NV 89169

Up to $5,000,000 of Voting Common Stock

Minimum Investment Amount: $100.00

Super Processor, Inc., a Nevada corporation doing business as SuperNet ("SuperNet" "the company," "we," or "us"), is offering up to $5,000,000 worth of Voting Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 30, 2023. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Super Processor, Inc. is a Nevada C Corporation doing business as SuperNet, which was incorporated on October 27, 2014.

Super Processor is a credit card company that offers revolving lines of credit to consumers that can be used at participating cannabis, and other underserved retailers like cryptocurrency and web3 businesses. The Company also processes credit card, debit card, and ACH transactions for cannabis and other retailers.

The Problem

Existing credit card networks do not support many high growth, cutting edge markets and industries. For example, it is legal to buy cannabis with credit cards, but credit card brand networks, payment processors, and banks have decided not to serve this industry until cannabis is federally legal. Additionally, web3, cryptocurrency, and NFTs have decentralized many financial transactions making them more accessible. Centralized bank and credit card network technologies, however, were built for centralized financial processes which are incongruent with web3 payments. Because of this, the established credit card networks have been slow to embrace and innovate in this rapidly evolving sector. Finally, emerging markets like sports betting, on-line gambling, and psychedelics are typically neglected by legacy card networks because they are viewed as relatively small, riskier, and needing specialized solutions.

The Solution

The Company will operate as an integrated payments company that provides its customers with credit to acquire products from affiliated merchants. Through its card issuing, merchant acquiring and card network businesses, the Company will connect participants and provide unique value across the commerce path by providing financial services and payment solutions in the licensed cannabis industry, an underserved segment within the financial services marketplace.

The Company will maintain direct relationships with both its consumer credit customers and merchants and will handle all key aspects of those relationships. These relationships create a "closed loop" in which the Company will have direct access to information at both ends of the card transaction, which distinguishes the Company's payments platform from bankcard networks. The Company's integrated payments platform is expected to allow it to analyze customer information and build analytical tools that it can use to underwrite risk, enhance compliance, reduce fraud and provide targeted marketing, while protecting customer and merchant data incompliance with applicable policies and legal requirements.

The Company initially intends to offer a consumer credit card that would provide access to a revolving line of credit with a pre-established limit for use at merchants operating within the Company's closed loop network. Initially, card product focus would be to provide consumers with a payments option at cannabis-related businesses, although the Company would not be limited solely to securing the participation of such merchants. Card terms and conditions would comply with all applicable laws and regulations and would be disclosed to customers as required by law.

Although the Company will operate in states that permit significantly higher annual percentage rates, the Company expects to offer credit at rates consistent with those offered by other consumer credit cards in recognition of risk mitigation factors associated with the anticipated customer base. The Company will limit available credit on an unsecured basis to $500-$1,000 per person on average. The Company will also offer loyalty rewards (i.e., a "points" program).

The Company expects to utilize a variety of channels to source credit card customers, which may include mobile and online platforms, affiliate marketing, customer referral programs, third-party service providers and business partners, direct mail, telephone, in-house sales teams and direct response advertising. The Company also plans to offer a secured credit card product, which would enable it to scale cardholder limits based on the amount and nature of the collateral securing the credit card product. The Company expects to permit customers to provide collateral in the form of fiat or virtual currency. Collateral would not be utilized as a form of payment for the customer's transactions, but would solely serve as security on the credit to customers. The Company intends to acquire consumer credit card customers through marketing at each cannabis retailer, or through email or other marketing campaigns to the customers of each retailer.

For merchant acquisition, the Company intends to build and manage a network of merchants across markets in which the Company is licensed with a focus on cannabis-related businesses, an underserved market. The Company's merchant acquisition activities would include identifying and contracting with new merchants to accept the Company's cards, agreeing on a discount rate for card transactions and handling servicing for merchants, as needed. Given the lack of competitive credit-related products for use at cannabis-related businesses, the Company expects a reasonable supply of interested merchants will develop and that merchant pricing will be comparable to credit card pricing in other industries. The Company may build and maintain relationships with merchant acquirers, aggregators and processors to manage aspects of its merchant services business. The Company also intends to engage with large cannabis organizations, multi-state operators, delivery companies, and cannabis POS companies to approach the partner's retailers and sell the Company's payment processing services to the retailer.

The Company also expects to provide fraud-prevention tools, marketing solutions, data analytics and other programs and services to merchants and other partners that leverage the capabilities of its integrated payments platform. Although the Company intends initially to focus on the development of its consumer credit card product and its merchant acquisition business, the Company may consider other related products and services that address the financial services needs of its customers and merchants and that the Company believes it can develop and implement effectively within a competitive marketplace, subject to compliance with all applicable laws, regulations and policies within the jurisdictions in which the Company operates.

Market Overview

The cannabis retail market totaled $26-32 billion in 2022 and is growing at a rate of 15% per year. Due to the prohibition of credit card networks on the use of credit cards to pay for cannabis, consumers primarily use cash, debit card, or ACH transfer. SuperNet believes its introduction of credit cards to this market will drive an increase in number of sales at retailers and larger average transactions, both of which will expand the market size. SuperNet's customer pipeline is every cannabis retailer and eCommerce merchant in the US.

Competition

SuperNet competes against many other electronic payment providers who support the cannabis industry. These companies offer consumers the ability to pay using debit cards or ACH transfer. The cannabis payments market is extremely fragmented and none of these companies control a significant share of the market. For credit card payments specifically in the cannabis space, our SuperNet product is the only card network that offers consumers the ability to make purchases with credit cards.

SuperNet's consumer credit card is differentiated from other credit cards because it can be used at participating cannabis retailers. Other credit card networks like Visa, MasterCard, American Express, and Discover are not permitted to be used in cannabis businesses. Similarly, SuperNet's payment processing service is providing credit card payment processing to cannabis merchants, which enables them to accept SuperNet consumer credit cards for payment.

Employees

The company currently has 12 full-time employees and 0 part-time employees.

Regulation

Super Processor is governed by regulations related to several different facets of the business:

- Lending activities are governed by--Truth in Lending Act (TILA); Fair Credit Reporting Act(FCRA); Regulation B; Equal Credit Opportunity Act; Fair Debt Collections Practices Act; the Consumer Financial Protection Bureau (CFPB); and, in some states, state level lending registration.
- Money transmission activities are governed by--Rules and regulations of our partner banks; FinCEN; State MTL laws and regulations; and NACHA regulations.

Intellectual Property

The Company has filed for the following trademarks:

Mark	Filing Date	Serial Number
SUPERNET	March 10, 2022	97306168

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company currently has no headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our Company is brand new and has no operating history.
The Company was incorporated in 2014 In its early years, Super Processor operated as a payments ISO selling credit card processing to general market merchants. This activity funded the development of the Company's technology, processes, and strategy to support credit card payments in cannabis retailers. The Company ceased being a payments ISO in 2020, and turned its focus to starting a new credit card network to service the cannabis industry. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come to fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has generated minimal revenues since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable which is why we are raising funds through this crowdfunding round. Even if we raise funds through a crowdfunding round, however, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Voting Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our revenues and profits are dependent on our client and merchant base, which may be costly to win, retain, and develop.
Our merchants can reassess their commitments to us at any time. We may require a lot of capital to acquire and retain relationships with our merchant clientele. If we are unable to attract and/or retain these relationships, your investment could be substantially reduced.

Risks Related to the Cannabis Industry

What is legal under state law may be illegal at the federal level, and intrastate commerce may be impossible.
Legalization applies only at the state level, and the laws vary from state to state. The production and sale of cannabis, and to an unknown extent, some of the activities related to cannabis, is illegal at the federal level. Even where some activities are legal at the state level, some other activities related to cannabis and the sale of cannabis may be illegal, and there may be no guidance as to what is legal or illegal. Intrastate commerce is difficult and subject to huge uncertainty. Investors should only invest in cannabis companies if they can cope with a level of regulatory uncertainty that has never been seen before.

Existential threats from regulators, legislators and law enforcement.
Regulatory authorities and legislative bodies may pass inconsistent and constantly changing laws and rules affecting the cannabis industry and industries setup to service it. At any given moment, a business model involving any part of the cannabis industry could become illegal or impossible to comply with. Even if legal, the operations of law enforcement agencies could interfere with business operations.

Cannabis companies will be treated as piggybanks.
If not regulated out of existence, cannabis companies could also be taxed out of existence. Anybody with taxing authority (states, counties, municipalities) will want its share of the companies' profits, which means less for investors.

The passage of additional state legislation and/or constitutional amendments legalizing cannabis for medical and/or personal use could result in an even more competitive marketplace.
In the event of the passage of additional state legislation and/or constitutional amendments legalizing cannabis for medical and/or personal use, the Company could face competitive pressures, which could adversely impact its operational and financial success.

Established credit card companies could begin allowing cannabis companies to use their networks.
In the event that legal, regulatory and other influences make it more attractive for existing credit card networks to allow cannabis companies to use their networks, we would face significant competition. The existing credit card networks, such as Visa, American Express, Master Card, and Discover, have significantly more resources than we do. We may not be able to compete with these companies in the event they moved into the cannabis market.

The Company may be acting "ultra vires."
This is a legal concept that means "acting beyond its powers," i.e., doing something that the company wasn't organized to do. It's hardly seen any more because most companies are organized "for any lawful purpose." The problem for cannabis companies is that their "purposes" might not be "lawful" in some jurisdictions. This means that the directors/managing members and maybe even the shareholders of the company may be held liable for the company's acts and the acts by the company (e.g., entering into contracts) may not be binding. The potential for uncertainty, litigation and liability is immense.

Public perception of cannabis-related products may have a negative impact on our business.
Consumer perception of cannabis-related products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products. From time to time, there may be unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding our industry. There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to the cannabis market or companies serving the cannabis market, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention. Adverse publicity, scientific research or findings, litigation, regulatory proceedings or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition. In addition, adverse publicity, reports or other media attention regarding the safety, quality, or efficacy

of the cannabis-related products or ingredients, or associating the use of cannabis-related products or ingredients in general with illness or other adverse effects, whether or not scientifically supported or accurate, could have a material adverse effect on the company's business and financial condition. The Company's operations and financial condition could be impacted by both genuine and fictitious claims regarding cannabis in general.

Changing social mores and opinions on cannabis and trends may affect the success of the Company.
Consumer interest in cannabis related products may be affected by many factors outside of the Company's control, including general economic conditions, changing social mores and opinions, popular opinion toward personal use and/or medical cannabis, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and consumer behaviors towards incurring and paying debt, the costs of basic necessities, and the effects of weather or natural disasters. Any decline in discretionary spending by consumers could negatively affect the cannabis industry operations and financial results. The Company's success will depend upon its ability to anticipate and respond in a timely manner to changing trends, customer demands and demographics. In addition, consumer acceptance of regulated cannabis products may vary significantly over time, and any stigma associated with cannabis use may increase or decrease. Because the Company's operations will be dependent upon continued market acceptance by consumers, any negative trends will adversely affect the Company's operations and financial results. The Company's failure to anticipate, identify or react appropriately to changes in customer tastes, preferences, shopping and spending patterns and other lifestyle decisions could have a material adverse effect on holdings' financial condition and results of operations.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of our voting stock.
As a result of the Voting Common Stock that they hold, Michael Tsang, our Chief Executive Officer, and dress wedding, our Chief Strategy Officer, will be able to exercise voting rights with respect to an aggregate of 68,645,602 shares of Voting Common Stock, which will represent approximately 67.34% of the voting power of our outstanding capital stock immediately following this offering. As a result, our founders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.
The Company has set the price of its Voting Common Stock at $0.6870 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors in the Voting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael W.K. Tsang	CEO	October 27, 2014 - Present	40
dress wedding	CSO	October 27, 2014 - Present	40
Debra Wohlrab	COO	February 1, 2019 - Present	40
John Pfisterer	CFO	March 1, 2022 - Present	40
Dori Tritt	CTO	May 1, 2022 - Present	40
Directors:			
Michael W.K. Tsang	Director	October 27, 2014 - Present	n/a
dress wedding	Director	October 27, 2014 - Present	n/a
Kale Inoue	Director	March 9, 2022 - Present	n/a

Michael W.K. Tsang, CEO, Director

Michael is the Co-Founder of Super Processor, and has been the CEO of the Company since 2014. Michael has over 21 years of executive experience in the payment processing industry. As CEO of Merchant Mail, Michael provided credit card processing to Harborside from 2008 until 2012 when the major card networks stopped supporting the cannabis industry. For the last 13 years, Michael has been laying groundwork for the financial industry to once again offer credit cards to cannabis customers and merchants.

dress wedding, CSO, Director

dress is the Co-Founder of Super Processor, and has been the Chief Strategy Officer of the Company since 2014. In 2006, he co-founded Harborside Health Center, widely recognized as the most professional and reputable medical cannabis dispensary in the industry. During his tenure at Harborside, he managed the company's banking relationships, finding new and creative options as older institutions bowed out. His forthright commitment to transparency and compliance made it easier for financial institutions to serve Harborside's growing financial needs. His prior experience in healing arts and peace and justice activism helped shape the patient focused culture of Harborside, bringing great respect and appreciation from thousands of cannabis patients and observers. As Harborside's Holistic Services Director, dress grew the free holistic services program from four practitioners and 16 hours per week to 11 practitioners offering nearly 50 hours of holistic health services. He also started monthly support groups for senior patients and families with children that are using cannabis as medicine.

Debra Wohlrab, COO

Debra has been the COO of the Company since February 2019. Before joining the Company Debra was Vice

President of Prepaid at Culiance (now a division of FIS), a CUSO organization, from September 2017 to February 2019. Before joining Culiance Debra was a Senior Vice President of Global Product Management for ACI Worldwide from September 2015 to August 2017. During her over 40 years in the Financial Field Debra has held executive positions at TSYS, PaySys (now FDR) International and Mastercard International.

John Pfisterer, CFO

John has been the CFO of the Company since January 2022. Prior to joining the Company, he was CFO at Edlio, an edtech and payments company, from March 2020 to November 2021. From July 2018 to February 2020, John was Managing Director of Palladium Advisors and consulted with early-stage companies in the cannabis and banking industries. John was CFO for Paya, a large payments company from July 2013 to June 2018 and helped lead their sale to a private equity investor. He started his career at Capital One, where he spent 11 years as CFO for multiple business segments, and followed that with executive finance roles at First National Bank of Omaha and The Royal Bank of Scotland

Dori Tritt, CTO

Dori has over 20 years of IT experience in the enterprise software industry, specifically working with large scale systems and project lifecycle implementations. As of May 2022, he has been serving as the Chief Technology Officer of SuperNet. Prior to that, Dori had consulted independently for 17 years, beginning in December 2004 till his engagement with SuperNet began this past May. He consulted for large clients providing services involving system architecture and integration, data management & governance, cloud migration, with a strong consideration for security and efficiency. Prior to starting his consulting business, Dori worked at PeopleSoft from December 1999 till May 2004. Dori lives in Colorado and is a present father to two sons, 11 & 13. In his spare time, he is an avid reader, nature and music enthusiast and enjoys tapping into his creativity by playing electric guitar and bass in a band.

Kale Inoue, Director

Kale Inoue is a serial entrepreneur and the most significant investor in Super Processor. He has been a board member of Super Processor since March of 2022. Kale is currently CEO of Make Cool Stuff, Company which manufactures and markets e-commerce products, a role he has held since 2012. He is also the CEO of TTH, Company an e-commerce fertility company and has been in that role since January 2020. Kale is also the chairman of the board of three non-profits. Kale is also an early stage investor in many industries including e-commerce, solar utilities, real estate, finance, medical, cannabis and non-profits. He resides in Boulder, CO and loves skiing, thought experiments, and tax strategy planning.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 1, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Michael W.K. Tsang	40,582,936 shares of Voting Common Stock	39.61%
dress wedding	28,062,666 shares of Voting Common Stock	27.39%

The following table describes our capital structure as of January 18, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Voting Common Stock	150,000,000	94,020,799.95	1,435,372	54,543,828.05
Series A Preferred Stock	20,000,000	0	0	20,000,000
Non Voting Common Stock+	7,000,000	680,573.50	2,5,73,180	3,746,246.5
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
Tsang Note	$334,584.55	3%	8/1/27	
wedding Note	$376,888.74	3%	8/1/27	

*The company has issued six warrants for 1,435,372 shares of Voting Common Stock.

+The company has reserved 7,000,000 shares of its Non Voting Common Stock for issuance pursuant to its Compensation Award Plan, of which the company has granted 3,253,753.5 shares as restricted stock. Of those grants, 680,573.5 shares have fully vested as of the date of this offering.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Fees and Commissions for a $25,000 Raise	Allocation After Fees and Commissions for a $5,000,000 Raise
Funding for Credit Card Loans	$0	$1,380,000
Staff Salary and Payroll Taxes	$0	$1,050,000*
Technology License Fees	$0	$400,000
Corporate Insurance	$0	$400,000
Credit Line Origination Fees	$0	$350,000
Marketing to Grow Merchant Base	$0	$250,000
Marketing to Grow Cardholders	$0	$230,000
Offering Costs	$25,000	$300,000
Other Technology	$0	$100,000
Credit Decisioning	$0	$100,000
Other Expenses	$0	$100,000
Debt Service	$0	$250,000+

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

*Includes salary and deferred compensation for executive officers. Current balance of deferred compensation owed to executives is as follows: Michael W.K. Tsang -- $92,000; dress wedding -- $74,890; and John Pfisterer -- $96,367.

+$30,000 will be used to pay off a loan from Susan Levin, the wife of dress wedding, a founder, officer, and director of the company. $92,000 will be used to pay off two loans from Kale Inoue, a director of the company. $29,200 will be used to pay off two loans from dress wedding, a founder, officer and director of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Artesian CPA, LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. Additionally, the discussion below includes information from 2022 and 2023. Any information from 2022 and 2023 has not been audited and subject to change when audited.

Overview

SuperNet was founded on October 27, 2014 to provide an integrated payment company that provides its customers with credit to acquire products from affiliated merchants.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

> ***Net Revenues***

Net revenues were $0 for the year ended December 31, 2021 ("Fiscal 2021") compared to $766 for the year ended December 31, 2020 ("Fiscal 2020").

> ***Operating Expenses***

Our operating expenses consist of general and administrative expenses, sales and marketing expenses and compensation and benefits expenses. General and administrative expenses increased by $147,163 to $553,066 for Fiscal 2021 compared to $405,903 for Fiscal 2020, or an increase of 36.26%. This increase came as a result of additional technology expenses related to the build out of our proprietary technology platform, and legal fees related to compliance activities.

Sales and marketing expenses increased by $43,133 to $43,834 for Fiscal 2021 compared to $701 for Fiscal 2020, or an increase of 6,153.1%. This increase came as the Company launched its marketing and public relations efforts. Compensation and benefits expenses increased by $1,077 to $126,073 for Fiscal 2021 compared to $124,996 for Fiscal 2020, or an increase of 0.86%.

> ***Other Income/Expense***

During Fiscal 2021, the company incurred $62,408 in interest expense compared to $63,030 for Fiscal 2020. This interest expense came as a result of loans the Company secured to fund its operations.

> ***Net Loss***

As a result of the foregoing, we incurred a net loss of $785,381 in Fiscal 2021, compared to a net loss of $593,864 in Fiscal 2020.

Liquidity and Capital Resources

As of December 31, 2022, the company had $458 in cash and cash equivalents on hand. The company's operations have been financed to date through a combination of the issuance of equity securities and debt financing. We believe that the proceeds from this, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 6 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

On June 28, 2020, the Company entered into a loan agreement with Mark Norberg, the father of one of the company's founders, in the amount of $15,000 bearing interest at 8%, with required principal and interest payments of $1,000 to begin on January 15, 2021, with a maturity date of May 15, 2022, in case the loan was in default, the interest rate would increase to 12%. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $15,000 as of both December 31, 2021 and 2020. Interest expense totaled $1,251 and $602 for the years ended December 31, 2021 and 2020 respectively. Accrued interest on the note payable was $1,853 and $602 as of December 31, 2021 and 2020, respectively. This note was paid off in July 2022.

On September 25, 2020, the Company entered into a loan agreement with dress wedding, one of our founders and directors and our Chief Strategy Officer, in the amount of $50,000 bearing interest at 7%, with required principal and interest payments of $3,442 to begin on June 1, 2021. On June 1, 2021, the agreement was amended, which required $4,000 monthly principal and interest payments to begin on July 1, 2022, until principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $50,000 as of December 31, 2022, 2021 and 2020. Interest expense totaled $3,804, $3,555 and $907 for the years ended December 31, 2022, 2021 and 2020 respectively. Accrued interest on the note payable was $8,266, $4,462 and $907 as of December 31, 2022, 2021 and 2020, respectively. On July 14, 2022, the loan was extended to delay payments until September 15, 2022. On October 7, 2022, the loan was extended again to delay payments until November 15, 2022. On December 7, 2022, the loan was extended to delay payments until February 15, 2023. The company and the lender intend to extend this loan until the end of the first quarter of 2023.

On November 30, 2018, the Company entered into a loan agreement with a third party, in the amount of $15,000 bearing interest at 10%. On June 1, 2020, the agreement was amended, which required $1,500 monthly principal and interest payments to begin on January 1, 2021, until principal and interest payments were paid in full. On December 15, 2020, the agreement was amended again, which then requires monthly $1,500 principal and interest payments to begin on July 1, 2021, until monthly principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $15,000 as of both December 31, 2021 and 2020. Interest expense totaled $1,855 and $1,689 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $5,197 and $3,342 as of December 31, 2021 and 2020, respectively.   During 2022, the Company paid off $12,750 of the principal balance, and $1,291 of interest was accrued. As of December 31, 2022, the outstanding principal balance was $2,250, and accrued interest balance was $6,487.

On February 5, 2018, the Company entered into a loan agreement with Mr. Norberg in the amount of $100,000 bearing interest at 8% with required monthly and principal payments of $4,639 commencing on July 1, 2018. On May 1, 2021, the agreement was amended, which required $5,000 monthly principal and interest payments to begin on January 1, 2022, until principal and interest payments are paid in full. On January 18, 2023, the agreement was amended to delay payments until March 1, 2023. No principal or interest payments were made during the years ended December 31, 2022, 2021 and 2020. The outstanding principal of the note was $75,536 as of both December 31, 2022, 2021 and 2020. Interest expense totaled $8,441, $7,814 and $7,254 for the years ended December 31, 2022, 2021 and 2020 respectively. Accrued interest on the note payable was $38,190, $29,748 and $21,934 as of December 31, 2022, 2021 and 2020, respectively.

On July 11, 2016, the Company entered into a loan agreement with a third party in the amount of $74,852 with required weekly principal and interest installments beginning on January 23, 2017 until fully repaid on July 11,

2017. In June 2020, the agreement was amended requiring the Company to make 59 $1,250 monthly payments with the final payment of $1,102 due on the maturity date of June 15, 2025, the agreement included interest if the loan went into default at which time the unpaid note would bear interest at 12%. On December 20, 2020, it was agreed that the Company would make $5,000 monthly principal and interest payments beginning on July 1, 2021 and that the borrower would increase monthly payments by $1,000 at minimum until the principal and interest are fully paid with interest accruing at 20% beginning on April 9, 2020. On June 3, 2021, the agreement was amended with the borrower making monthly principal and interest payments of $5,000 per month beginning on October 1, 2021 and that on the following July 1, the borrower would increase the monthly payments by $1,000 minimum until the principal and interest were paid in full. On January 18, 2023, the agreement was amended to delay monthly payments until March 31, 2023. The outstanding principal of the note was $74,852 as of December 31, 2022, 2021 and 2020. No principal or interest payments were made during the years ended December 31, 2022, 2021 and 2020. Since the note does not accrue interest, there was no interest expense or accrued interest over the last three years. Interest expense totaled $14,970 and $10,910 for the years ended December 31, 2021 and 2020 respectively. Accrued interest on the note payable was $25,880 and $10,910 as of December 31, 2021 and 2020, respectively.

On January 1, 2015 the Company entered into a non-formal line of credit agreement with its founders, Michael W.K. Tsang and dress wedding, bearing interest at 3%. No principal or interest payments were made during the years ended December 31, 2022, 2021 and 2020. The outstanding principal balances of the notes were $748,987, $701,473 and $526,512, as of December 31, 2022, 2021 and 2020, respectively. Interest expense totaled $22,320, $20,175 and $15,215 for the years ended December 31, 2022, 2021 and 2020 respectively. Accrued interest on the lines of credit were $76,796, $56,075 and $35,900 as of December 31, 2022, 2021 and 2020, respectively. On August 2, 2022, the Company's founders converted their lines of credit balances to convertible notes. The notes bear interest at 3% per annum and are due five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

On October 10, 2018, the Company entered into a loan agreement with a third party in the amount of $105,000 bearing interest at 7%, with all required principal and interest payments totaling $157,500 due on November 1, 2020. In May 2020, the agreement was amended which required $3,000 monthly principal and interest payments to begin on January 1, 2021 or once the Company achieves revenue generation of $50,000 per month. On May 21, 2021, the agreement was amended again, which then required $3,000 monthly principal payments to begin on January 1, 2022 or once the Company achieves revenue generation of $50,000 or more. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $75,000 on December 31, 2022, and $105,000 as of both December 31, 2021 and 2020. Interest expense totaled $11,012, $11,381 and $26,454 for the years ended December 31, 2022, 2021 and 2020 respectively. Accrued interest on the note payable was $80,347, $69,334 and $57,953 as of December 31, 2022, 2021 and 2020, respectively.

On April 4, 2022, the Company entered into a loan agreement with Susan Levin, the wife of one of the Company's founders, in the amount of $30,000 bearing interest at 15% with the entire principal and accrued interest of $34,500 due on June 1, 2022. The agreement was amended on June 10, 2022 and added interest on unpaid balances of 10% per annum. The payoff date was extended to July 31, 2022. The agreement was amended again on October 7, 2022 to extend the payoff date until November 30, 2022. On November 30, 2022, the loan was extended to extend the payoff date until January 1, 2023. On January 5, 2023, the loan was amended to extend the payoff date until March 31, 2023.   It is expected that this loan will be satisfied with proceeds from this offering.

On April 21, 2022, the Company entered into a loan agreement with a third party in the amount of $10,000 bearing interest at 15% and payable in full on June 22, 2022. The agreement was amended on July 15, 2022 and extended the payoff date to September 30, 2022, and changing the interest rate to 10% per annum.   On September 30,

2022, the agreement was amended to extend the payoff date until January 31, 2023. On November 30, 2022, the agreement was amended to extend the payoff date until March 31, 2023.

On July 15, 2022, the Company entered into a loan agreement with Michael W.K. Tsang, one of our founders and directors and our CEO, in the amount of $50,000 bearing interest at 7%. Monthly payments of $5,000 were expected to begin on January 1, 2023 and continue until the loan is paid in full. On January 5, 2023, the agreement was amended to delay the start of monthly payments until March 31, 2023.

On September 22, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $50,000 bearing interest at 10% with all principal and accrued interest due on October 23, 2022. On October 22, 2022, the agreement was amended to extend the payback date to November 22, 2022. On November 30, 2022, the agreement was amended to extend the payback date to December 23, 2022. On December 23, the agreement was amended to push the payback date to February 23, 2023. Proceeds from this offering will be used to satisfy this loan.

On August 2, 2022, the Company's founders, Michael W.K. Tsang and dress wedding, converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and are mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

On November 3, 2022, the Company entered into a loan agreement with a third party in the amount of $75,000 bearing interest at 6% and payable in full on December 19, 2022. The agreement was amended on January 18, 2023 to extend the payoff date to February 28, 2023. Proceeds from this offering will be used to satisfy this loan.

On December 22, 2022, the Company entered into a loan agreement with a third party in the amount of $25,000 with a fixed interest payment of $1,500 payable in full on March 22, 2023. Proceeds from this offering will be used to satisfy this loan.

On December 1, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $42,000 bearing interest at 6% with all principal and accrued interest due on January 1, 2023. On January 18, 2023, the agreement was amended to extend the payback date to March 31, 2023. Proceeds from this offering will be used to satisfy this loan.

On September 6, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $4,200 bearing interest at 8% with all principal and accrued interest due on November 15, 2022. On December 7, 2022, the agreement was amended to extend the payback date to January 31, 2023. Proceeds from this offering will be used to satisfy this loan.

On December 7, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $25,000 bearing interest at 7% with all principal and accrued interest due on February 15, 2023. Proceeds from this offering will be used to satisfy this loan.

Equity Issuances

During the years ended December 31, 2021 and 2020, the Company issued 4,500,000 and 3,923,465 shares of Voting Common Stock for services valued at $357,329 and $204,000, respectively, based on the Company's estimate of the fair value of the Voting Common Stock issued.

During the year ended December 31, 2022, the Company issued 2,307,568 shares of Voting Common Stock for services valued at $119,762 based on the Company's estimate of the fair value of the Voting Common Stock.

So far in 2023, the Company has issued 138,648 shares of Voting Common Stock for services valued at $7,196 based on the Company's estimate of the fair value of the Voting Common Stock.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

On August 31, 2021, the Company entered into a loan agreement with Mark Norberg, dress wedding's father, in the amount of $20,000 bearing interest at 12%, with all required principal and interest payments due on January 1, 2022. The outstanding principal of the note was $20,000 as of December 31, 2021. Interest expense totaled $979 for the year ended December 31, 2021. Accrued interest on the note payable was $979 as of December 31, 2021. This loan and accrued interest was paid off completely in July 2022.

On June 28, 2020, the Company entered into a loan agreement with Mr. Norberg in the amount of $15,000 bearing interest at 8%, with required principal and interest payments of $1,000 to begin on January 15, 2021, with a maturity date of May 15, 2022, in case the loan was in default, the interest rate would increase to 12%. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $15,000 as of both December 31, 2021 and 2020. Interest expense totaled $1,251 and $602 for the years ended December 31, 2021 and 2020 respectively. Accrued interest on the note payable was $1,853 and $602 as of December 31, 2021 and 2020, respectively.

On September 25, 2020, the Company entered into a loan agreement with dress wedding, one of our founders and directors and our Chief Strategy Officer, in the amount of $50,000 bearing interest at 7%, with required principal and interest payments of $3,442 to begin on June 1, 2021. On June 1, 2021, the agreement was amended, which required $4,000 monthly principal and interest payments to begin on July 1, 2022, until principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $50,000 as of both December 31, 2021 and 2020. Interest expense totaled $3,555 and $907 for the years ended December 31, 2021 and 2020 respectively. Accrued interest on the note payable was $4,462 and $907 as of December 31, 2021 and 2020, respectively. The loan was subsequently extended with payments starting on November 15, 2022. On July 14, 2022, the Company entered into a promissory note extension with one of its founders on the loan agreement dated September 25, 2020, the extension will delay payments until September 15, 2022. On October 7, 2022, the loan was extended again to delay payments until November 15, 2022. On December 7, 2022, the loan was extended to delay payments until February 15, 2023. The company and the lender intend to extend this loan until the end of the first quarter of 2023.

On February 5, 2018, the Company entered into a loan agreement with Mr. Norberg in the amount of $100,000 bearing interest at 8% with required monthly and principal payments of $4,639 commencing on July 1, 2018. On May 1, 2021, the agreement was amended, which required $5,000 monthly principal and interest payments to begin on January 1, 2022, until principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $75,536 as of both December 31, 2021 and 2020. Interest expense totaled $7,814 and $7,254 for the years ended December 31, 2021 and 2020 respectively. Accrued interest on the note payable was $29,748 and $21,934 as of December 31, 2021 and 2020, respectively.

On January 1, 2015 the Company entered into a non-formal line of credit agreement with its founders, Michael W.K. Tsang and dress wedding, bearing interest at 3%. The outstanding principal balances of the notes were $701,473 and $526,512, as of December 31, 2021 and 2020, respectively. On August 2, 2022, the Company's founders converted their lines of credit balances to convertible notes. The notes bear interest at 3% per annum and are due five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

On March 3, 2022, the Company issued 722,220 shares of Voting Common Stock for services valued at $68,611 to our director, Kale Inoue.

On April 4, 2022, the Company entered into a loan agreement with Susan Levin, the wife of one of the Company's founders, in the amount of $30,000 bearing interest at 15% with the entire principal and accrued interest of $34,500 due on June 1, 2022. The agreement was amended on June 10, 2022 and added interest on unpaid balance of 10% per annum. The payoff date was extended to July 31, 2022. The agreement was amended again on October 7, 2022 to extend the payoff date until November 30, 2022. On November 30, 2022, the loan was extended to extend the payoff date until January 1, 2023. On January 5, 2023, the loan was amended to extend the payoff date until March 31, 2023.   It is expected that this loan will be satisfied with proceeds from this offering.

On July 15, 2022, the Company entered into a loan agreement with Michael W.K. Tsang, one of our founders and directors and our CEO, in the amount of $50,000 bearing interest at 7%. Monthly payments of $5,000 will begin on January 1, 2023 and continue until the loan is paid in full. On January 5, 2023, the agreement was amended to delay the start of monthly payments until March 31, 2023.

On August 1, 2022, the Company issued 1,125,000 shares of Voting Common Stock for services valued at $106,875 to its CFO, John Pfisterer.

On September 22, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $50,000 bearing interest at 10% with all principal and accrued interest due on October 23, 2022.   On October 22, 2022, the agreement was amended to extend the payback date to November 22, 2022. On November 30, 2022, the agreement was amended to extend the payback date to December 23, 2022. On December 23, the agreement was amended to push the payback date to February 23, 2023. Proceeds from this offering will be used to satisfy this loan.

On August 2, 2022, the Company's founders, Michael W.K. Tsang and dress wedding, converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and will mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

On December 1, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $42,000 bearing interest at 6% with all principal and accrued interest due on January 1, 2023.   On January 18, 2023, the agreement was amended to extend the payback date to March 31, 2023. Proceeds from this offering will be used to satisfy this loan.

On September 6, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $4,200 bearing interest at 8% with all principal and accrued interest due on November 15, 2022. On December 7, 2022, the agreement was amended to extend the payback date to January 31, 2023. Proceeds from this offering will be used to satisfy this loan.

On December 7, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $25,000 bearing interest at 7% with all principal and accrued interest due on February 15, 2023. Proceeds from this offering will be used to satisfy this loan.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- On August 2, 2022, the Company's founders converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and are mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

- Between July 11, 2019 and July 10, 2020, the Company issued 4,212,352.75 shares of Voting Common Stock for proceeds of $100,000 and services valued at $204,000 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Between July 11, 2020 and July 10, 2021, the Company issued 1,152,406 shares of Voting Common Stock for proceeds of $103,333 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Between July 11, 2021 and July 10, 2022, the Company issued 8,604,957.20 shares of Voting Common Stock for proceeds of $1,029,000 and services valued at $425,844 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Since July 11, 2022, the Company issued 3,266,233 shares of Voting Common Stock for proceeds of $537,500 and services valued at $197,409 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Company's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Nevada Revised Statutes.

   General

   The Company's authorized securities consist of up to 150,000,000 shares of Voting Common Stock, 20,000,000 shares of Series A Preferred Stock, 7,000,000 shares of Non-Voting Common Stock, and $748,987 of Convertible Promissory Notes. As of January 18, 2023, there were 95,456,171.95 shares of Voting Common Stock outstanding (or committed in the form of warrants), and 3,253,753.5 shares of Non-Voting Common Stock outstanding (or committed). For this offering, the Company is issuing Voting Common Stock at $0. $0.68 per share.

   Voting Common Stock

   Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

   Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

   Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

   Rights and Preferences

Holders of the company's Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Voting Common Stock.

The rights, preferences and privileges of the holders of the company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

   Non-Voting Common Stock

   Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock are not entitled to vote on matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Non Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Common Stock.

The rights, preferences and privileges of the holders of the company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of our Series A Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, in an amount per share equal to five percent of the aggregate dividend declared by the board from time to time. This dividend preference is non-cumulative and non-participating. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The Series A Preferred Stock have no voting rights.

Redemption

Shares of Series A Preferred Stock may be redeemed by the Company at any time. The redemption price will be determined by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will not have any preference over the holders of Voting Common Stock to receive any distributions from the Company and all holders of stock of the Company shall share ratably in any such distribution.

Conversion to Voting Common Stock

The Series A Preferred Stock is not convertible into Voting Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 3% and have a maturity date of August 1, 2027

> *Conversion terms*

Every dollar of outstanding principal and accrued interest can be converted to Voting Common Stock of the Company at $0.3462 per share.

What it Means to be a Minority Holder

As an investor in Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has engaged KoreTransfer as transfer agent.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company determined its offering price with reference to its own internal projections, estimates and historical data.   Pre-money valuation for the offering was determined to be $70M based on internal projections of cashflow and analysis of comparable deals.

The company was separated into three parts and valued individually based on expected future performance at 5 years (either EBITDA or tangible book value). The performance was then discounted to reflect present value, and then discounted again by 50% to reflect the start-up nature of the business. This number was then multiplied by the upper and lower bounds of the range of comparable exit multiples to arrive at a range of value. The upper and lower valuations were then averaged to get to the valuation used here.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end December 31. Once posted, the annual report may be found on the Company's website at www.supernet.ai/investors.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.investinsupernet.com.

Super Processor, Inc.
A Nevada Corporation

Financial Statements and Independent Auditor's Report

December 31, 2021 and 2020

SUPER PROCESSOR, INC.

TABLE OF CONTENTS

	Page



To the Board of Directors of
Super Processor, Inc.
Las Vegas, Nevada

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Super Processor, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has generated limited revenues, has not generated profits since inception, has sustained net losses of $709,178 and $608,053 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $3,370,351, limited liquid assets with cash of $185,954, current liabilities in excess of current assets by $1,493,430, and the Company had not made loan and interest payments on various loan obligations that came due during the year ended December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 23, 2022

SUPER PROCESSOR, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 185,954	$ 979
Prepaid expenses	65,000	-
Due from shareholder	14,583	-
Total Current Assets	265,537	979
TOTAL ASSETS	$ 265,537	$ 979
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 452,945	$ 597,826
Accrued expenses	77,638	98,703
Related party lines of credit, current portion	701,473	526,512
Related party notes payable, current portion	228,388	199,482
Interest payable, related parties	124,189	61,784
Notes payable	105,000	105,000
Interest payable	69,334	57,953
Total Current Liabilities	1,758,967	1,647,260
Long-term Liabilities:		
Related party notes payable, net of current portion	22,000	30,906
Interest payable related party, net of current portion	-	11,817
Total Long-term Liabilities	22,000	42,723
Total Liabilities	1,780,967	1,689,983
Stockholders' Deficit:		
Series A preferred stock: $0.001 par, 20,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2021 and 2020	-	-
Common stock: $0.001 par, 150,000,000 shares authorized, 89,575,528 and 82,074,982 shares issued and outstanding, 84,363,825 and 79,459,342 shares vested as of December 31, 2021 and 2020, respectively.	89,576	82,075
Additional paid-in capital	1,765,345	890,094
Accumulated deficit	(3,370,351)	(2,661,173)
Total Stockholders' Deficit	(1,515,430)	(1,689,004)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 265,537	$ 979

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SUPER PROCESSOR, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenue	$ -	$ 766
Operating expenses:		
General and administrative	476,863	395,540
Sales and marketing	43,834	703
Compensation and benefits	126,073	124,996
Total operating expenses	646,770	521,239
Loss from operations	(646,770)	(520,473)
Other (expense)/income, net		
Interest expense, net	(62,408)	(88,030)
Total other expenses	(62,408)	(88,030)
Provision for income tax	-	-
Net loss	$ (709,178)	$ (608,503)

SUPER PROCESSOR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2021 and 2020

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2019	-	$ -	78,151,517	$ 78,152	$ 690,017	$ (2,052,670)	$ (1,284,501)
Stock-based compensation	-	-	3,923,465	3,923	200,077	-	204,000
Net loss	-	-	-	-	-	(608,503)	(608,503)
Balance at December 31, 2020	-	-	82,074,982	82,075	890,094	(2,661,173)	(1,689,004)
Stock-based compensation	-	-	4,903,888	4,904	269,515	-	274,419
Issuance of common stock for cash	-	-	2,596,658	2,597	605,736	-	608,333
Net loss	-	-	-	-	-	(709,178)	(709,178)
Balance at December 31, 2021	-	$ -	89,575,528	$ 89,576	$ 1,765,345	$ (3,370,351)	$ (1,515,430)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SUPER PROCESSOR, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Net loss	$ (709,178)	$ (608,503)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Stock compensation expense	274,419	204,000
Amortization of debt discount	-	25,000
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(65,000)	-
(Increase)/Decrease in other assets	-	(543)
Increase/(Decrease) in accounts payable	(144,881)	98,317
Increase/(Decrease) in accrued expenses	(21,065)	96,004
Increase/(Decrease) in overdrafted cash	-	(601)
Increase/(Decrease) in accrued interest	11,381	26,453
Increase/(Decrease) in accrued interest, related party	50,588	36,585
Net cash used in operating activities	(603,736)	(123,288)
Cash Flows from Investing Activities:		
Advance to shareholder	(14,583)	-
Cash used in investing activities	(14,583)	-
Cash Flows from Financing Activities:		
Proceeds from related party notes payable	20,000	65,000
Proceeds from related party lines of credit	174,961	59,267
Proceeds from issuance of common stock and warrants	608,333	-
Cash provided by financing activities	803,294	124,267
Net Change in Cash	184,975	979
Cash at Beginning of Year	979	-
Cash at End of Year	$ 185,954	$ 979
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 439	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

SUPER PROCESSOR, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Super Processor, Inc. (the "Company") is a corporation formed on October 27, 2014 under the laws of the State of Nevada. The Company was established with the goal to operate as an integrated payment company that provides its customers with credit to acquire products from affiliated merchants.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2021 and 2020, there have been no property and equipment placed into service.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Due from Related Party

The Company advanced an officer of the Company $14,583 during the year ended December 31, 2021. The advance has not formal terms and is considered non-interest bearing and payable on demand.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices inactive markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

   Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Research and Development Costs

The Company expenses research and development costs as incurred.

Advertising Costs

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company pays federal and state taxes at a combined effective tax rate of 21% and has used this rate to derive net deferred tax assets of $522,686 and $416,459 as of December 31, 2021 and 2020, respectively, as presented below. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income, which reduced the net deferred tax asset to zero as of December 31, 2021 and 2020 and resulted in an effective tax rate of 0% for the years ended December 31, 2021 and 2020. The increase in the valuation allowance for the year ended December 31, 2021 was $106,227.

	2021	2020
Deferred tax assets:		
Net operating loss carryforward	$ 482,046	$ 388,833
Accrued interest	40,640	27,626
Total deferred tax assets	522,686	416,459
Valuation allowance	(522,686)	(416,459)
Net deferred tax assets	$ -	$ -

The Company estimates it had net operating loss carryforwards of $2,295,459 and $1,851,587 as of December 31, 2021 and 2020, respectively. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income before they expire.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated limited revenues, has not generated profits since inception, has sustained net losses of $709,178 and $608,503 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $3,370,351, limited liquid assets with cash of $185,954, current liabilities in excess of current assets by $1,493,430, and the Company had not made loan and interest payments on various loan obligations that came due during the year ended December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations and/or secure additional outside debt or equity financing to meet its obligations.

The Company is taking the following actions during the next six months to address its ability to continue as a going concern:

- The Company is preparing to launch a Regulation Crowdfunding ("Reg CF") offering in 2022 for up to $5 million. The proceeds of which are intended to assist the Company in completing and launching its products in the first quarter of 2023.

- The Company will continue fundraising until the Reg CF offering launches. The Company has raised $789,000 in equity and $150,000 in debt during 2022, as discussed in Note 9.

- The Company expects to pursue a Regulation A+ fundraising round which will allow the Company the ability to raise up to $15 million.

No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

During 2021, the Company's articles of incorporation, as amended, authorize 170,000,000 shares, comprised of 150,000,000 shares of common stock, $0.001 par, and 20,000,000 shares of Series A Preferred Stock, $0.001 par.

Each holder of common stock is entitled to one vote for each share of common stock held. Holders of Series A Preferred Stock do not have voting rights. Shares of Series A Preferred Stock shall not be convertible to common stock. If and upon a liquidation, Series A Preferred Stock do not have a liquidation preference and all stockholders will share in liquidation proceeds ratably.

Series A Preferred Stock is redeemable at any time at the Company's election at a redemption price determined by the Company's board of directors.

Upon declaration of a dividend by the Company, holders of Series A Preferred Stock are entitled to 5% of the aggregate dividends declared, with the rest being allocated to common stockholders. Holders of Series A Preferred Stock will not otherwise participate in dividends. No dividends have been made on shares of preferred or common stock as of December 31, 2021 and 2020.

Certain share issuances were subject to vesting provisions, and generally vest over a period of 36 months. As of both December 31, 2021 and 2020, the Company had 89,575,528 and 82,074,982 shares of common stock issued and outstanding, of which 84,363,825 and 79,459,342 had vested, all respectively. As of both December 31, 2021 and 2020, the Company had 0 shares of Series A Preferred Stock issued and outstanding.

Stock Issuance

In 2021, the Company issued 2,596,658 shares of common stock for proceeds of $608,333. Included with the stock issuances were warrants for the purchase of 1,218,659 shares of common stock, which were allocated $82,910 of the proceeds based on a Black-Scholes valuation discussed in Note 6.

Shares Issued for Service

During the years ended December 31, 2021 and 2020, the Company issued 4,500,000 and 3,923,465 shares of common stock for services valued at $274,419 and $204,000, respectively based on the Company's estimate of the fair value of the common stock issued. As of December 31, 2021, there are 5,211,703 unvested shares of common stock outstanding and subject to future vesting with unrecognized compensation costs of $555,292.

NOTE 5: LONG-TERM DEBT

Related Party Notes Payable

On August 31, 2021, the Company entered into a loan agreement with a related party in the amount of $20,000 bearing interest at 12%, with all required principal and interest payments due on January 1, 2022. The outstanding principal of the note was $20,000 as of December 31, 2021. Interest expense totaled $979 for the year ended December 31, 2021. Accrued interest on the note payable was $979 as of December 31, 2021.

On June 28, 2020, the Company entered into a loan agreement with a related party in the amount of $15,000 bearing interest at 8%, with required principal and interest payments of $1,000 to begin on January 15, 2021, with a maturity date of May 15, 2022. In the case the loan is in default, the interest rate would increase to 12%. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $15,000 as of both December 31, 2021 and 2020. Interest expense totaled $1,251 and $602 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $1,853 and $602 as of December 31, 2021 and 2020, respectively.

On September 25, 2020, the Company entered into a loan agreement with one of the founders in the amount of $50,000 bearing interest at 7%, with required principal and interest payments of $3,442 to begin on June 1, 2021. On June 1, 2021, the agreement was amended, which required $4,000 monthly principal and interest payments to begin on July 1, 2022, until principal and interest are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $50,000 as of both December 31, 2021 and 2020. Interest expense totaled $3,555 and $907 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $4,462 and $907 as of December 31, 2021 and 2020, respectively. The loan was subsequently extended with payments starting on November 15, 2022, reference Note 9.

On November 30, 2018, the Company entered into a loan agreement with a related party in the amount of $15,000 bearing interest at 10%. On June 1, 2020, the agreement was amended, which required $1,500 monthly principal and interest payments to begin on January 1, 2021, until principal and interest were paid in full. On December 15, 2020, the agreement was amended again, which then requires monthly $1,500 principal and interest payments to begin on July 1, 2021, until monthly principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $15,000 as of both December 31, 2021 and 2020. Interest expense totaled $1,855 and $1,689 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $5,197 and $3,342 as of December 31, 2021 and 2020, respectively.

On February 5, 2018, the Company entered into a loan agreement with a related party in the amount of $75,536 bearing interest at 8% with required monthly and principal payments of $4,639 commencing on July 1, 2018. On May 1, 2021, the agreement was amended, which required $5,000 monthly principal and interest payments to begin on January 1, 2022, until principal and interest are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $75,536 as of both December 31, 2021 and 2020. Interest expense totaled $7,814 and $7,254 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $29,748 and $21,934 as of December 31, 2021 and 2020, respectively. In 2018, the Company incurred an original issue discount of $100,000 pertaining to this note, which was recorded as a debt discount and is amortized to interest expense over the life of the note.

Amortization expense was $0 and $25,000 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the unamortized discount was $0.

On July 11, 2016, the Company entered into a loan agreement with a third party in the amount of $74,852 with required weekly principal and interest installments beginning on January 23, 2017 until fully repaid on July 11, 2017. In June 2020, the agreement was amended requiring the Company to make 59 $1,250 monthly payments with the final payment of $1,102 due on the maturity date of June 15, 2025. The agreement included interest if the loan went into default at which time the unpaid note would bear interest at 12%. On December 20, 2020, it was agreed that the Company would make $5,000 monthly principal and interest payments beginning on July 1, 2021 and that the borrower would increase monthly payments by $1,000 at minimum until the principal and interest are fully paid, with interest accruing at 20% beginning on April 9, 2020. On June 3, 2021, the agreement was amended requiring monthly principal and interest payments of $5,000 per month beginning on October 1, 2021 and that on the following July 1, the borrower would increase the monthly payments by $1,000 minimum until the principal and interest were paid in full. The outstanding principal of the note was $74,852 as of both December 31, 2021 and 2020. No principal or interest payments were made during the years ended December 31, 2021 and 2020. Interest expense totaled $14,970 and $10,910 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $25,880 and $10,910 as of December 31, 2021 and 2020, respectively.

The Company has not complied with payment obligations and maturities on various of these notes. $22,000 of the outstanding principal is due in 2023 and the rest is presented as current liabilities.

Related Party Lines of Credit

On January 1, 2015 the Company entered into a non-formal agreement with its founders bearing interest at 3%. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal balances of the notes were $701,473 and $526,512 as of December 31, 2021 and 2020, respectively. No principal or interest payments were made during the years ended December 31, 2021 and 2020. Interest expense totaled $20,175 and $15,215 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the lines of credit were $56,075 and $35,900 as of December 31, 2021 and 2020, respectively. The lines of credit were converted to convertible notes in 2022, reference Note 9 for further information.

Notes Payable

On October 10, 2018, the Company entered into a loan agreement with a third party in the amount of $105,000 bearing interest at 7%, with all required principal and interest payments totaling $157,500 due on November 1, 2020. In May 2020, the agreement was amended requiring $3,000 monthly principal and interest payments to begin on January 1, 2021 or once the Company achieves revenue generation of $50,000 per month. On May 21, 2021, the agreement was amended again, which then required $3,000 monthly principal payments to begin on January 1, 2022 or once the Company achieves revenue generation of $50,000 or more. No principal or interest payments were made during the years ended December 31, 2021 and 2020. The outstanding principal of the note was $105,000 as of both December 31, 2021 and 2020. Interest expense totaled $11,381 and $26,454 for the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $69,334 and $57,953 as of December 31, 2021 and 2020, respectively. The Company has not complied with payment obligations and maturities on this note. The loan is guaranteed by an officer of the Company.

NOTE 6: STOCK-BASED COMPENSATION

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for warrants, the expected life of the warrant, and expected stock price volatility. The Company used the Black-Scholes pricing model to value its warrant awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of warrants was estimated using the "simplified method," which is the midpoint between the vesting end date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its warrant's grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of warrant grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the warrant. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for warrant grants during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk Free Interest Rate	0.36%-1.26%	N/A
Dividend Yield	0.00%	N/A
Estimated Volatility	50.00%	N/A
Expected Life (years)	5.00	N/A
Fair Value per Warrants	$0.007-$0.110	N/A

A summary of information related to warrants for the years ended December 31, 2021 and 2020 are as follows:

	2021			2020		
	Warrants		Weighted Average Exercise Price	Warrants		Weighted Average Exercise Price
Outstanding - beginning of year	577,776	$	0.346	577,776	$	0.346
Granted	1,218,659	$	0.254	-	$	-
Exercised	-	$	-	-	$	-
Forfeited	-	$	-	-	$	-
Outstanding - end of year	1,796,435	$	0.284	577,776	$	0.346
Exercisable at end of year	1,796,435	$	0.284	577,776	$	0.346
Weighted average grant date fair value of warrants granted during year	$ 0.070			$ -		
Weighted average duration to expiration of warrants at year-end	3.86			3.32		

The fair value of the warrants issued in 2021 of $82,910 was allocated from the proceeds from the issuance of stock these warrants were issued in conjunction with.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on Company's financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other* (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software* (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company has adopted this standard.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Litigation

In August of 2021, a former employee of the Company brought forward a claim against the Company in Hawaii Circuit Court alleging failure to pay salary and severance pay. In August 2022, the parties agreed to a settlement agreement where the Company would pay the former employee a total of $10,000 in damages, which has been accrued in these financial statements and the Company would buy back the employee's 144,444 shares of Common Stock in the Company in exchange for $50,000.

NOTE 9: SUBSEQUENT EVENTS

Litigation Settlement

On May 10, 2022, the Company's previous law firm (the "Plaintiff") brought forward a claim against the Company in New York District Court alleging that the Company owed the Plaintiff more than $459,838 of unpaid legal invoices. In August 2022, the parties agreed to a settlement agreement where the Company would pay the Plaintiff a total of $250,000 in cash, and issue the Plaintiff 100,000 shares of the Company's common stock. $100,000 is to be paid before September 30, 2022, $100,000 is to be paid before October 31, 2022 and $50,000 is to be paid before November 30, 2022.

Related Party Lines of Credit Conversion

On August 2, 2022, the Company's founders converted their lines of credit balances to convertible notes. The notes bear interest at 3% per annum and are due five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. At the holder's election, the notes and all accrued but unpaid interest convert into the Company's common stock at a conversion price of $0.3462 per share.

Note Extensions

On July 14, 2022, the Company entered into a promissory note extension with one of its founders on the loan agreement dated September 25, 2020. The extension will delay payments until September 15, 2022. October 7, 2022, the loan was extended again to delay payments until November 15, 2022.

2022 Stock Issuances

During 2022, the Company has issued 2,279,205 shares of common stock at $0.3462 per share resulting in proceeds of $789,000.

2022 Promissory Note Issuances

During 2022, the Company entered into several promissory note agreements totaling $150,000 bearing interest rates ranging from 6%-15%, with varying maturity dates and payment terms.

Management's Evaluation

Management has evaluated subsequent events through November 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.